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                                                                     EXHIBIT 4.9


                                   AMENDMENT
                                       TO
                       ASSOCIATED NATURAL GAS CORPORATION
                             EQUITY INCENTIVE PLAN

This Amendment to the Associated Natural Gas Corporation Equity Incentive Plan (the "Plan") has been adopted by the Board of Directors of Associated Natural Gas Corporation by unanimous written consent dated as of December 9, 1994, and is effective, except as expressly stated below, as of December 9, 1994.

1. Subsection 2(d)(iv) of the Plan is hereby amended to read in its entirety as follows:

         "If the employment of the Option Holder by the Company is terminated (which for this purpose means that the Option Holder is no longer employed by the Company or by an Affiliated Corporation) within the option period for any reason other than cause, retirement as provided in (ii) above, disability or the Option Holder's death, the Option may be exercised by the Option Holder within three months following the date of such termination, but not thereafter (provided, however, that in the event the Option Holder is not the beneficial owner of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, a director of the Company or an officer of the Company (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended), the Option may be exercised by the Option Holder within six months following the date of such termination, but not thereafter); provided, that in any such case such exercise must occur within the Option Period. In any such case, the Option may be exercised only as to the Shares as to which the Option had become exercisable on or before the date of termination of employment."

2. A new "SECTION 19 Assumption of Options" is hereby added to the Plan, effective as of the Effective Time of the Merger (as such terms are defined in the Agreement and Plan of Merger dated as of October 9, 1994, as amended as of November 28, 1994, among the Company, Panhandle Eastern Corporation, a Delaware corporation and Panhandle Acquisition Two, Inc., a Delaware corporation), as follows:

                                  "SECTION 19
                             Assumption of Options

         Effective as of the Effective Time of the Merger (as such terms are defined in the Agreement and Plan of Merger dated as of October 9, 1994, as amended as of November 28, 1994 (the "Merger Agreement"), among the Company, Panhandle Eastern Corporation, a Delaware corporation and Panhandle Acquisition Two, Inc., a Delaware corporation, all references to Stock in the Plan shall be deemed to refer to the common stock, $1.00 par value, of Panhandle Eastern Corporation, with appropriate adjustments thereto and to the Option Price of Options based upon the Exchange Ratio (as such term is defined in the Merger Agreement) as contemplated by Section 6.08 of the Merger Agreement, and the Plan and all Options (and related stock option agreements) that remain unexercised in whole or in part as of the Effective Time (as defined in the Merger Agreement) shall be interpreted to provide for, and be consistent with, the assumption by Panhandle Eastern Corporation of such Options granted under the Plan as provided in Section 6.08 of the Merger Agreement."

3. The Plan, as amended by this Amendment, shall remain in full force and effect in accordance with its terms